Exhibit 99.115

Energy Fuels and Strathmore Provide Update on Energy Fuels’ Acquisition of Strathmore Minerals

Toronto, Ontario – August 27, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) and Strathmore Mineral Corp. (“Strathmore”) (TSX : STM) (OTCQX : STHJF) today provided an update regarding the previously announced transaction (the “Transaction”) whereby Energy Fuels proposes to acquire all of the issued and outstanding shares of Strathmore Minerals Corp. by way of a plan of arrangement (the “Arrangement”).

On Wednesday, August 21, 2013, the Supreme Court of British Columbia (the “Court”) issued its Final Order in respect of the Transaction in accordance with the Business Corporations Act (British Columbia). In its Final Order, the Court approved the Arrangement, holding that the Arrangement is procedurally and substantively fair and reasonable to holders of Strathmore common shares, options and restricted stock units.

Today, the Company received a clearance letter (the “Clearance Letter”) from the Committee on Foreign Investment in the United States (“CFIUS”). The Clearance Letter was issued by CFIUS following a 30-day review pursuant to a joint notice submitted by Energy Fuels and Strathmore. Issuance of the Clearance Letter is an important regulatory milestone required for the closing of the Transaction.

As a result of the Final Order and today’s receipt of the Clearance Letter, Energy Fuels expects to complete the Transaction at 11:59 p.m. (Eastern) on August 30, 2013, subject to the satisfaction of certain customary closing conditions. The Company had previously announced that it expected the Transaction to be completed on August 28, 2013.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. The Company is also a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels' website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

About Strathmore: Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of mineral properties in the United States. Headquartered in Vancouver, British Columbia with a branch administrative office in Kelowna, the company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.

Additional information about Strathmore Minerals Corp. is available by visiting Strathmore's website at www.strathmoreminerals.com or under its profile on SEDAR at www.sedar.com.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company, Strathmore and their projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein including the proposed closing date are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Strathmore to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012 or Strathmore’s Annual Information Form dated March 27, 2013, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company and Strathmore disclaim, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com

Strathmore Minerals Corp.
Craig Christy
Investor Relations
Toll free: 1-800-647-3303
info@strathmoreminerals.com
www.strathmoreminerals.com